Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION

AND RESULTS OF OPERATIONS

SECOND QUARTER ENDED JUNE 30, 2010

INDEX

Forward-looking statements	2
Executive summary	3
Overview	4
Second Quarter 2010 Highlights	5
Attributable gold production and cash cost per ounce	9
Niobium production, sales and operating margin	10
Attributable gold sales volume and realized price	10
Summarized financial results	11
Cash flow	14
Quarterly financial review	15
Market trends	15
Results of operations	17
Development projects	25
Exploration	28
Financial position	33
2010-Outlook	38
Disclosure controls and procedures and internal controls over financial reporting	39
Changes in Canadian accounting policies	40
Risks and uncertainties	44
Supplemental information to the management’s discussion and analysis	45
Mining operations production data	52

The following Management’s Discussion and Analysis (“MD&A”), dated August 11, 2010, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2009, the Company’s annual consolidated financial statements at December 31, 2009 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Executive Summary

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is committed to building a premier gold company through a disciplined growth strategy and efficient owner managed operations. As announced on June 25, 2010, the Essakane facility began processing material, six months ahead of the original target. The ramp-up of the Essakane mine will help deliver the updated gold production guidance for the year and drive down average cash cost.

The Company is also focusing on the development of the Westwood project in the province of Québec in Canada. Shaft sinking remains on plan to achieve a depth of 1,220 metres by year end.

Adjusted net earnings1 increased by 24% during the second quarter of 2010 compared to the second quarter of 2009, despite lower gold production. The Company’s second quarter of 2010 results reflect lower than expected gold production at the Rosebel, Mupane, Sadiola and Yatela mines. The Rosebel mine experienced a heavy rainy season forcing a re-sequencing of ore mining for the quarter while Mupane, Sadiola and Yatela were impacted by diminishing grades as they go through the final phases of mine life. Although cash costs were expected to increase, the impact in the quarter was amplified by the rainy season in Suriname and increased stripping at Sadiola and Yatela.

The Company is expecting an improvement from original 2010 guidance from between 940,000 and 1,000,000 ounces of gold, to between 980,000 and 1,010,000 ounces of gold, reflecting the more accurate portrayal of Essakane mine output. The Company now expects cash cost per ounce of between $530 and $550 per ounce, which is higher than its initial guidance of $490 to $510 per ounce. This expected increase is primarily due to the challenges noted above, increased royalty costs from a higher gold price and, an increased royalty rate (from 3 to 5%) in Ghana. The Company is also revising its 2010 niobium production guidance upward from a range of 4.2 to 4.4 million kilograms to a range of 4.5 million to 4.7 million kilograms and is maintaining its niobium operating margin1 guidance at $17 to $19 per kilogram for the year.

The Company will be increasing its exploration spend by $9.1 million in 2010. This increase reflects the intent to capitalize on recent promising exploration and drilling results at existing mine sites and a number of greenfield locations.

[1]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and niobium operating margin are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Overview

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines and a niobium producer, a diamond royalty, and exploration and development projects located throughout Africa and the Americas (see table below). Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, Essakane commercial production is expected to have commenced effectively in the second half of July 2010. The Company’s advanced exploration and development projects also include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and development projects (“E&D”).

		Reporting	Geographic	IAMGOLD Share
Site	Operator	Segment	Location	2010	2009

Rosebel Gold mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane project	IAMGOLD	E&D	Burkina Faso	90%	90%
Doyon division( a )	IAMGOLD	Gold	Canada	100%	100%
Mupane mine	IAMGOLD	Gold	Botswana	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&D	Ecuador	100%	100%

Joint Ventures:
Sadiola mine( b )	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Working Interests:
Tarkwa mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(a)

The Doyon division includes the Doyon mine, the Mouska mine and the Westwood project. The Doyon mine operations ended in December 2009. The Westwood project is planned for commercial production in early 2013.

(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Second Quarter 2010 Highlights

Financial Results and Position

•

Net earnings totaled $35.7 million ($0.10 per share), a decrease of 19% compared to the second quarter of 2009. Adjusted net earnings[1] increased 24% to $39.1 million ($0.11 per share1) when compared to the second quarter of 2009 adjusted net earnings of $31.5 million ($0.09 per share).

•	Operating cash flow was $51.4 million ($0.14 per share2), an increase of 32% compared to $38.9 million ($0.11 per share) in the second quarter of 2009.

•

The Company’s financial position continued to be strong with $577.9 million in available funds. Cash, cash equivalents and gold bullion (at market) were $227.9 million. The available credit was $350.0 million at June 30, 2010.

Production and Cash Cost

•	Gold production was 190,000 ounces and average cash cost[1] was $623 per ounce.

•	Strong niobium production of 1.1 million kilograms, an 18% increase over 2009, and an operating margin[1] of $19 per kilogram.

2010 Revised Guidance

•

Increase to the Company’s initial 2010 guidance to between 980,000 and 1,010,000 ounces of gold, and increase in cash cost to between $530 and $550 per ounce, primarily due to cost pressures associated with higher royalty rates and higher gold prices as well as lower grade ore being mined and high levels of waste stripping.

•	The Company is also revising its 2010 niobium production guidance upward from a range of 4.2 million to 4.4 million kilograms to a range of between 4.5 million and 4.7 million kilograms.

Development Projects on Schedule to Deliver

•

Processing of material through the mill at Essakane started on June 25, 2010, six months ahead of the original target of year-end 2010. Construction of the primary crusher of the Essakane mine, not required for the initial phase of processing, should be completed in September 2010. Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, commercial production is expected to have commenced effectively in the second half of July 2010.

•

At the Westwood project in Québec, shaft sinking remains on plan to achieve a depth of 1,220 metres by year end. The exploration and ore delineation drilling programs continue to validate prior resource models. Commercial production at Westwood is expected to commence in early 2013.

•	The Sadiola sulphide project feasibility study is underway and a construction decision is expected by the fourth quarter of 2010.

[1]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Financial Results

Revenues were $214.0 million in the second quarter of 2010, a 5% decrease from the second quarter of 2009 mainly due to a decrease in gold sales. Increased revenues from higher gold prices were more than offset by lower production, mainly from the completion of mining at Doyon in December 2009 and the impact of the rainy season on the Rosebel mine. Revenues were positively impacted by increased kilograms of niobium sold.

In the second quarter of 2010, net earnings were $35.7 million ($0.10 per share) as compared to $44.1 million ($0.12 per share) in the second quarter of 2009. Adjusted net earnings1 increased 24% to $39.1 million ($0.11 per share1) compared to the second quarter of 2009 adjusted net earnings of $31.5 million ($0.09 per share). The increase in adjusted net earnings is mainly due to higher earnings from working interests, lower corporate administration expenses, and lower income and mining taxes, partially offset by a higher derivative loss.

Operating cash flow from the 2010 second quarter activities increased by $12.5 million to $51.4 million ($0.14 per share2), an increase of 32% compared to $38.9 million ($0.11 per share2) in the same period last year mainly due to dividends received from working interests partially offset by lower sales.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $227.9 million available at June 30, 2010 compared to $300.1 million available at December 31, 2009. Cash and cash equivalents decreased mainly due to capital expenditures at the development projects partially offset by operating cash flows from existing operations and dividends received from working interests.

As at June 30, 2010, $350.0 million was available under the credit facility. The credit facility amount was increased on March 25, 2010 from a $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit. As at June 30, 2010, $17.2 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The Company is well positioned to fund its 2010 requirements for exploration and development projects. Capital expenditures in the second quarter of 2010 were $137.3 million ($250.9 million during the first half of 2010). Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, Essakane commercial production is expected to have commenced effectively in the second half of July. The Company also advanced the Westwood development project and the mill expansion and paste backfill projects at the Niobec mine. In 2010, the Company plans total capital expenditures of $408.0 million and exploration expenses of $42.2 million, compared to initial guidance of $373.0 million and exploration expenses of $37.7 million.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31.5 million to fund prescribed resource expenditures on the Westwood project.

[1]	Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.
[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Production and Cash Cost

Gold production for the second quarter of 2010 was 190,000 attributable ounces at an average cash cost1 of $623 per ounce. IAMGOLD's attributable gold production in the second quarter of 2010 decreased by 59,000 ounces or 24% compared to the second quarter of 2009. The decline was mainly the result of the closure of the Doyon mine in December 2009, including the stockpiling of ore at the Mouska mine for batch processing later in the year. In addition, planned lower grades at Rosebel, Yatela, Sadiola and Mupane contributed to the decrease.

Rosebel’s gold production during the second quarter of 2010 was 21% lower as compared to the same period last year primarily the result of processing lower head grades. The mine experienced significantly higher than normal rainfall during the period forcing a re-sequencing of ore mining. This resulted in nearly 20% of the mill feed being sourced from lower grade stockpiles. Throughput continued to be strong after the successful completion of the mill expansion in 2009, and was 10% higher than the prior year quarter. Higher grade ores are planned for the remainder of the year.

The consolidated average cash cost1 rose in the second quarter of 2010 to $623 per ounce compared to $437 per ounce in the second quarter of 2009. Higher royalties due to the impact of higher realized gold prices and increased royalty rates in Ghana from 3% to 5%, accounted for a $24 per ounce increase in cash cost. Lower gold production from reduced grades, higher waste stripping at Sadiola and Yatela and higher energy costs contributed to higher cash costs in the second quarter of 2010.

The Company is revising its initial 2010 production guidance upward to between 980,000 and 1,010,000 ounces of gold, and now expects cash cost of between $530 and $550 per ounce primarily due to cost pressures associated with higher royalty rates and higher gold prices as well as lower grade ore being mined and high levels of waste stripping.

Niobium production in the second quarter of 2010 was 1.1 million kilograms of contained niobium, up 18% versus the equivalent period from a year earlier. The operating margin1 was $19 per kilogram of niobium, in line with the prior period. The Company is also revising its 2010 niobium production guidance upward from a range of 4.2 to 4.4 million kilograms to a range of 4.5 million to 4.7 million kilograms and is maintaining its niobium operating margin5 guidance at $17 to $19 per kilogram for the year.

Development Projects on Schedule to Deliver

In the second quarter of 2010, the Company’s total development project expenditures were $81.3 million ($166.8 million during the first half of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec. Refer to the Development projects section on page 25 for more information.

Essakane Project – Beginning of Commercial Production Expected in the Second Half of July 2010

The Essakane mine construction was substantially completed by June 2010. Processing of material through the mill started on June 25, 2010, six months ahead of the original target of year-end 2010, which demonstrates the Company’s ability to acquire, integrate and develop operations effectively. Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, Essakane commercial production is expected to have commenced effectively in the second half of July.

The total project cost is now estimated at $453.0 million compared to the previous estimate of $443.0 million. The slight increase is mainly due to higher infrastructure and shipping costs. This amount is subject to change based on the final determination of the effective commercial production start date.

The remaining sections completed in July are the tailings thickening plant (TTP), the gravity circuit, gold room and assay lab. Construction of the primary crusher of the Essakane mine, not required for the initial phase of processing, should be completed in September 2010.

[1]	Cash cost per ounce and Operating Margin per kilogram of niobium are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Canada – Westwood Project – On Schedule for Early 2013

Development of the Westwood project is on schedule with commercial production planned for early 2013. Project expenditures in the second quarter of 2010 totaled $25.8 million ($50.3 million during the first half of 2010), with significant infrastructure preparation and construction. Shaft sinking continues on plan to achieve a depth of 1,220 metres by year end as the next step in a multi-year development plan. Significant exploration drilling and resource delineation drilling programs are underway, with a total of over 70,000 metres of drilling planned for 2010.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the provinces of Québec and Ontario in Canada. The Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the second quarter of 2010, IAMGOLD incurred $26.3 million on exploration projects, a significant increase from $13.9 million in the second quarter of 2009 ($42.5 million during the first half of 2010 compared to $22.2 million in the first half of 2009). The 2010 second quarter expenditures included:

•	Near-mine exploration and resource development expenditures of $17.2 million ($27.7 million during the first half of 2010).

•

Greenfield exploration of $9.1 million ($14.8 million during the first half of 2010) conducted at 15 early-stage projects in 11 countries of South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

The Company will be increasing its exploration spend by $9.1 million in 2010. The greenfields exploration budget has increased by 13% to $39.6 million, and the near-mine exploration and resource development budget has increased by 11% to $47.2 million. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfields funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas near mine supplemental funding was approved for the Rosebel, Mouska and Essakane operations.

Refer to the Exploration section on page 28, for more information.

Commitment to Zero Harm Continues

IAMGOLD remains focussed on continuously improving safety performance. However, the Company previously reported with great sadness the death of an employee in an accident at its Niobec mine. The Company’s commitment to achieving Zero Harm is demonstrated by a number of sites (Rosebel, Mupane and Niobec construction) achieving no days away or medical aid incidents for the second quarter of 2010. Days away incident frequency for the second quarter of 2010 has reduced to 0.56 compared to 0.63 in the first quarter of 2010 but was up from 0.37 for the second quarter of 2009. All sites have been increasing safety prevention activities that are expected to improve the Company’s success in preventing injuries. Publication of IAMGOLD’s third Health, Safety & Sustainability Report is available on IAMGOLD’s website.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Attributable Production		Total Cash Cost(a )		Attributable Production		Total Cash Cost(a )
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	82	104	567	367	175	187	508	379
Doyon division (100%)	2	28	280	523	2	55	280	526
Mupane (100%)	13	15	887	697	26	29	857	676
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	29	35	636	424	59	71	587	404
Yatela (40%)	15	26	697	334	42	39	544	401
	141	208	620	418	304	381	556	429
Working Interests
Tarkwa (18.9%)	38	31	622	512	71	60	609	519
Damang (18.9%)	11	10	675	609	21	20	675	628
	49	41	634	536	92	80	624	546
Total / Weighted average	190	249	623	437	396	461	572	450

The following table details the royalty expense included in cash costs.

	Second quarter ended June 30			Six months ended June 30
Cash cost per ounce of gold	2010	% Change	2009	2010	% Change	2009
	$/oz		$/oz	$/oz		$/oz
Cash cost excluding royalties	560	41%	398	514	25%	412
Royalties	63	62%	39	58	53%	38
Cash cost (a )	623	43%	437	572	27%	450

( a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD’s attributable gold production in the second quarter of 2010 decreased by 59,000 ounces or 24% compared to the second quarter of 2009.

The decline was mainly the result of the closure of the Doyon mine in December 2009, including the stockpiling of ore at the Mouska mine for batch processing later in the year. In addition, planned lower grades at Rosebel, Yatela, Sadiola and Mupane contributed to the decrease.

The consolidated average cash cost increased to $623 per ounce in the second quarter of 2010 from $437 per ounce in the second quarter of 2009. Higher royalties due to the impact of higher realized gold prices and increased royalty rates in Ghana from 3% to 5%, accounted for a $24 per ounce increase in cash cost. Lower gold production from reduced grades, higher waste stripping at Sadiola and Yatela, and higher energy costs contributed to higher cash costs in the second quarter of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	Second quarter ended June 30			Six months ended June 30
	2010	% change	2009	2010	% change		2009
Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,066	18%	903	2,237	18%		1,888
Niobium sales (000 kg Nb)	1,058	11%	951	2,150	19%		1,814

Operating margin ($/kg Nb)(a)	19	-	19	19	(10%	)	21

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production increased in the second quarter of 2010, compared to the second quarter of 2009, resulting primarily from higher grade realized from the ore body.

The operating margin per kilogram of niobium was unchanged from compared to the second quarter of 2009. This was the result of the benefit of higher niobium sales volumes being offset by strengthening in the Canadian dollar. The first half of 2010 operating margin per kilogram is down 10% as a result of strong first quarter 2009 results mainly due to the impact of the weaker Canadian dollar at the time.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	144	211	1,203	894	322	387	1,152	888
Working interests	49	41	1,193	920	92	80	1,155	913
Total (a )	193	252	1,200	898	414	467	1,153	892

(a)

Attributable sales volume for the second quarters of 2010 and 2009 were 188,000 ounces and 247,000 ounces, respectively, and for the first six months of 2010 and 2009, 404,000 ounces and 458,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes declined in the second quarter of 2010, compared to the second quarter of 2009, mainly due to lower gold production. The average spot gold price for the second quarter of 2010 was $1,197 per ounce versus $922 per ounce in the same period last year. In the second quarter of 2010, the Company sold all of its gold on the spot market.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

SUMMARIZED FINANCIAL RESULTS

(in $ millions)					June 30 2010	% Change		December 31, 2009
Financial Position					$			$
Cash and cash equivalents and gold bullion • at market value					227.9	(24%	)	300.1
• at cost					143.9	(38%	)	231.8
Total assets					3,067.4	2%		2,996.8
Shareholders’ equity					2,537.7	5%		2,416.7

	Second quarter ended June 30				Six months ended June 30
(in $ millions, except where noted)	2010	% Change		2009	2010	% Change		2009
Results of Operations	$			$	$			$
Revenues	214.0	(5%	)	225.3	454.1	10%		413.9
Mining costs	109.5	1%		108.5	225.9	14%		197.7
Depreciation, depletion and amortization	28.2	(28%	)	39.0	61.1	(14%	)	71.1
Earnings from mining operations	76.4	(2%	)	77.8	167.1	15%		145.1
Earnings from working interests	13.2	48%		8.9	23.6	58%		14.9
Total earnings from operations and working interests[1]	89.6	3%		86.7	190.7	19%		160.0

Net earnings	35.7	(19%	)	44.1	94.5	(2%	)	96.6
Basic net earnings per share ($/share)	0.10	(17%	)	0.12	0.26	(10%	)	0.29
Diluted net earnings per share ($/share)	0.10	(17%	)	0.12	0.25	(11%	)	0.28

Adjusted net earnings[2]	39.1	24%		31.5	91.1	45%		63.0
Basic and diluted adjusted net earnings per share ($/share)[2]	0.11	22%		0.09	0.25	32%		0.19

Cash Flows
Operating cash flow	51.4	32%		38.9	128.9	29%		100.2

Key Operating Statistics

Gold Mines (IMG share)
Gold sales (000 oz)	193	(23%	)	252	414	(11%	)	467
Average realized gold price ($/oz)	1,200	34%		898	1,153	29%		892

Attributable gold produced (000 oz)	190	(24%	)	249	396	(14%	)	461
Cash cost ($/oz)[2]	623	43%		437	572	27%		450

Niobium Mine
Niobium sales (000 kg Nb)	1,058	11%		951	2,150	19%		1,814
Niobium production (000 kg Nb)	1,066	18%		903	2,237	18%		1,888
Operating margin ($/kg Nb)[2]	19	-		19	19	(10%	)	21

[1]	The total earnings from operations and working interests is a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.
[2]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

FINANCIAL RESULTS

ADJUSTED NET EARNINGS

The second quarter of 2010 adjusted net earnings1 of $39.1 million increased $7.6 million when compared to $31.5 million during the second quarter of 2009. The change is attributable to the following:

(in $ millions)	Second quarter ended June 30 2010	Six months ended June 30 2010
	$	$
Higher metal prices	44.4	85.5
Lower sales volumes	(55.7)	(45.3)
Higher operating costs	(2.5)	(13.6)
Higher stock movement	2.0	(11.4)
Higher royalties	(0.5)	(3.2)
Lower depreciation, depletion and amortization	10.8	10.0
Higher earnings from working interests	4.3	8.7
Lower corporate administration expenses	4.2	3.5
Higher exploration expenses	(0.8)	(2.6)
Higher derivative loss	(13.9)	(10.5)
Other	1.8	2.6
Lower income and mining taxes	13.5	4.4
Increase in adjusted net earnings, compared to the same period in 2009	7.6	28.1

REVENUES

The Company’s consolidated revenues declined 5% to $214.0 million in the second quarter of 2010 from $225.3 million in the second quarter of 2009 as a result of:

•

A decrease in gold sales by owner operated mines and joint ventures of 67,000 ounces ($59.6 million) due to the completion of mining at Doyon in December 2009 and lower gold production from the expected reduced grades at some sites and from the decision to batch process later in the year at the Mouska mine,

Partially offset by:

•	A 35% rise in gold prices realized at owner operated mines and joint ventures ($44.4 million), and

•	An 11% increase in niobium sales volumes ($3.9 million).

MINING AND CASH COSTS

Mining costs were $109.5 million in the second quarter of 2010, an increase of $1.0 million from $108.5 million in the second quarter of 2009. Mining costs rose due to:

•

Higher operating costs ($2.5 million) primarily due to greater waste stripping at the Yatela and Mupane mines, increased energy costs, and the impact of foreign currency fluctuations at the Niobec mine. This was partially offset by lower volume of mined ore at Rosebel from higher rainfall and minimal ore processed at Mouska mine due to the decision to batch process later in the year,

•	Higher royalties ($0.5 million) driven from higher realized gold prices partially offset by lower gold production ,

•	Partially offset by higher stock movement ($2.0 million) mostly from a drawdown of finished goods inventories at Rosebel and Niobec.

[1]	Adjusted net earnings are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization decreased from $39.0 million in the second quarter of 2009 to $28.2 million in the second quarter of 2010 mainly due to lower production.

EARNINGS FROM WORKING INTERESTS

Earnings from working interests related to Tarkwa and Damang mines increased in the second quarter of 2010, compared to the second quarter of 2009, as a result of higher sales and higher realized gold prices.

CORPORATE ADMINISTRATION

Corporate administration expenses in the second quarter of 2010 were $12.4 million compared to $15.3 million in the second quarter of 2009, and $22.8 million in the first half of 2010 compared to $26.2 million in the first half of 2009. The decrease in 2010 is the net impact of cost containment initiatives, prior year costs related to the Essakane acquisition, partially offset by the increase in stock-based compensation and the negative impact of foreign exchange.

EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenses in the second quarter of 2010 were $11.5 million compared to $10.7 million in the second quarter of 2009, and $19.9 million in the first half of 2010 compared to $17.3 million in the first half of 2009. Increased activities on investments made in promising properties account for the change. Refer to the Exploration section on page 28 for more details.

NET INTEREST EXPENSES

Net interest expenses in the second quarter of 2010 were $1.3 million compared to $0.2 million in the second quarter of 2009, and $1.6 million in the first half of 2010 compared to $0.5 million in the first half of 2009. The increase is mainly due to the increase of the credit facility.

FOREIGN EXCHANGE GAIN/LOSS

The foreign exchange gain in the second quarter of 2010 was $4.2 million compared to $21.6 million in the second quarter of 2009, and $4.8 million in the first half of 2010 compared to $13.4 million in the first half of 2009. The majority of the foreign exchange gain during the second quarter of 2009 was due to the impact of foreign exchange variation on cash held in Canadian dollars resulting from the equity financing during the first quarter of 2009.

DERIVATIVE GAIN/LOSS

The total derivative loss was $13.3 million in the second quarter of 2010 compared to a derivative gain of $8.0 million in the second quarter of 2009, and a loss of $13.1 million in the first half of 2010 compared to a gain of $4.9 million in the first half of 2009. The 2010 derivative loss was mainly due to the unrealized market variation of gold option contracts for the Mupane mine and, foreign exchange contracts and heating oil option contracts. For more information on derivatives, refer to the Financial position – Market risk section on page 35 of this MD&A and note 11 of the Company’s interim consolidated financial statements.

GAIN ON SALE OF GOLD BULLION

During the first quarter of 2009, a gain of $36.6 million was realized from the sale of 73,705 ounces of gold bullion at an average per ounce price and cost of $901 and $404 respectively and generated proceeds of $66.4 million. There was no other sale of gold bullion since this transaction in the first quarter of 2009.

OTHER NET EXPENSE/INCOME

The total other net income was $2.7 million in the second quarter of 2010 compared to an expense of $0.4 million in the second quarter of 2009, and net income of $10.2 million in the first half of 2010 compared to a net other expense of $2.7 million in the first half of 2009. The net income in 2010 was mainly related to gains on disposal of marketable securities.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

INCOME AND MINING TAXES

In the second quarter of 2010, income and mining taxes totaled $20.3 million compared to $34.0 million in the second quarter of 2009 ($49.4 million in the first half of 2010 compared to $58.4 million in 2009). The decrease was mainly the result of lower earnings for the quarter. The combined federal and provincial statutory income tax rate was 31% in the second quarter of 2010 and 33% in the second quarter of 2009. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates across jurisdictions, the non-recognition of tax assets, mining taxes, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. The Company has significant cumulative tax losses and unrecognized tax valuation allowances. The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and corporations in which these losses were incurred.

CASH FLOW

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
(in $ millions)	$	$	$	$
Operating activities	51.4	38.9	128.9	100.2
Investing activities	(122.5)	(152.3)	(226.8)	(152.9)
Financing activities	5.2	21.6	10.4	222.1
Impact of foreign exchange on cash and cash equivalents	(0.3)	21.5	(0.4)	14.0
Net increase (decrease) in cash and cash equivalents	(66.2)	(70.3)	(87.9)	183.4
Cash and cash equivalents, beginning of period	169.7	371.7	191.4	118.0
Cash and cash equivalents, end of period	103.5	301.4	103.5	301.4

Operating activities

The operating cash flow was higher during the second quarter of 2010 compared to the second quarter of 2009 mainly due to sales price increases, lower general and administration spending and working interests dividends more than offsetting lower sales volume.

Investing activities

Investing activities in the second quarter of 2010 include capital expenditures in mining assets and exploration and development of $137.3 million mainly related to the Essakane and Westwood projects, partially offset by loan repayments received from working interests.

Financing activities

Cash flows from financing activities in the second quarters of 2010 and 2009 were related to the issuance of shares.

Foreign exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the US dollar and the level of Canadian funds held at the end of the period.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
	$	$	$	$	$	$	$	$
Revenues	214.0	240.1	265.3	235.2	225.3	188.6	209.6	226.9
Net earnings (loss)	35.7	58.8	(47.4)	64.9	44.1	52.5	(96.4)	18.8
Basic and diluted net earnings (loss) per share	0.10	0.16	(0.13)	0.18	0.12	0.17	(0.33)	0.06

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the second quarter of 2010, the gold price continued to display volatility with spot daily closings between $1,124 and $1,261 per ounce.

($/oz of gold)	Second quarter ended June 30 2010	Second quarter ended June 30 2009	Six months ended June 30 2010	Six months ended June 30 2009
Average market gold price	1,197	922	1,152	915
Average realized gold price	1,200	898	1,153	892

			June 30 2010	December 31 2009
Closing market gold price			1,244	1,088

NIOBIUM MARKET

Niobium demand closely follows the demand for steel, with a trend towards increasing use of niobium per tonne of steel produced. During the second quarter of 2010, world steel production rose 27% from the second quarter of 2009 level and 6% from the first quarter of 2010. Niobium prices were consistent in the 2010 second quarter with the average price in the second quarter of 2009 and the first quarter of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

CURRENCY

The Company’s reporting currency is the US dollar. Movement in the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuations in currency exchange rates. Currencies continued to experience volatility relative to the US dollar in the second quarter of 2010. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand (“Rand”; symbol: “ZAR”).

Average rates	Second quarter ended June 30 2010	Second quarter ended June 30 2009	Six months ended June 30 2010	Six months ended June 30 2009
Canadian dollar/US$	1.0284	1.1675	1.0331	1.2055
US$/€uro	1.2729	1.3626	1.3499	1.3345
ZAR/US$	7.5309	8.4276	7.4880	9.1556

Closing rates			June 30 2010	December 31 2009
Canadian dollar/US$			1.0638	1.0491
US$/€uro			1.2290	1.4332
ZAR/US$			7.6081	7.4174

In 2010, the Company has Canadian dollar requirements due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. The Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movements in the exchange rate of the Canadian dollar.

During 2010, the Company has €uro requirements due to capital and operating expenditures related to the Essakane mine site in Burkina Faso. The Company is hedging this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of the €uro.

OIL PRICE

The oil price was volatile in the second quarter of 2010 with spot daily closings between $69 and $87 per barrel.

($/barrel)	Second quarter ended June 30 2010	Second quarter ended June 30 2009	Six months ended June 30 2010	Six months ended June 30 2009
Average realized oil price	78	60	79	52

			June 30 2010	December 31 2009
Closing market oil price			76	79

Diesel fuel is a significant cost for the Company’s mine sites. The Company has implemented a hedging strategy based on the use of heating oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel.

During the fourth quarter of 2008, the Company hedged a portion of its expected diesel fuel consumption for 2009. At year-end 2009, the Company entered into new hedge contracts for portions of its 2010 consumption. Call options on heating oil are used to mitigate the risk of diesel price increases.

At the end of June 2010, the Company’s fuel hedge program covered 50% of the expected exposure for the remainder of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

100% Basis

	Second quarter ended June 30				Six months ended June 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	11,797	(6%	)	12,602	25,956	9%		23,729
Strip ratio( a )	2.9	(3%	)	3.0	3.0	(3%	)	3.1
Ore milled (000t)	3,172	10%		2,883	6,303	18%		5,331
Head grade (g/t)	0.9	(31%	)	1.3	1.0	(17%	)	1.2
Recovery (%)	89	(4%	)	93	91	(2%	)	93
Gold production – 100% (000 oz)	86	(21%	)	109	184	(7%	)	197
Attributable gold production – 95% (000 oz)	82	(21%	)	104	175	(7%	)	187
Gold sales – 100% (000 oz)	87	(16%	)	104	189	6%		178
Gold revenue ($/oz)(b)	1,207	32%		916	1,156	26%		915
Cash cost excluding royalties ($/oz)	504	54%		327	450	33%		339
Royalties ($/oz)	63	58%		40	58	45%		40
Cash cost ($/oz)(c)	567	54%		367	508	34%		379

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production during the second quarter of 2010 was 21% lower compared to the same period last year primarily as a result of lower head grades. Mine production decreased compared to the same quarter last year due to unusually high precipitation experienced during the rainy season. As a result, higher grades could not be accessed and almost 20% of the mill feed came from lower grade stockpiles. Throughput continued to be strong after the successful completion of the mill expansion in 2009, and was 10% higher than the prior year quarter. Ore grades are planned to rebound in the second half of 2010 as access is improved. As well, gold recoveries are expected to increase after the commissioning of the additional leach tanks by the fourth quarter of 2010.

Cash costs per ounce were up in the second quarter of 2010 due to lower gold production from lower gold grades, higher royalties from a 32% increase in realized gold prices, and higher energy costs.

During the second quarter of 2010, Rosebel’s capital expenditures were $19.0 million and consisted of the additional leach tank project to improve mill recoveries ($8.8 million), resource delineation and near-mine exploration ($3.8 million), new emulsion plant ($1.7 million), and various smaller projects ($4.7 million). Capital expenditures during the first six months of 2010 were $27.4 million.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Second quarter ended June 30				Six months ended June 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	17	(86%	)	119	36	(84%	)	226
Ore milled (000t)	-	(100%	)	115	-	(100%	)	221
Head grade (g/t)	-	(100%	)	7.9	-	(100%	)	8.1
Recovery (%)	-	(100%	)	96	-	(100%	)	96
Gold production (000 oz)	2	(93%	)	28	2	(96%	)	55
Gold sales (000 oz)	-	(100%	)	25	6	(90%	)	61

Gold revenue ($/oz)(a)	-	(100%	)	928	1,100	19%		921

Cash cost excluding royalties ($/oz)	252	(51%	)	514	252	(51%	)	517
Royalties ($/oz)	28	211%		9	28	211%		9
Cash cost ($/oz)(b)	280	(46%	)	523	280	(47%	)	526

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

The Doyon mine ended operations in December 2009. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska mine to early 2012, through the use of paste backfill produced from the Doyon paste plant.

The Mouska mine’s production is expected to be between 25,000 and 30,000 ounces in 2010. As a cost reduction initiative, the ore mined from Mouska is currently being stockpiled and will be batch processed later in the year. During the second quarter of 2010, 2,000 ounces were produced from the clean-up of the concentrate thickener base load.

There were no significant capital expenditures at the Mouska mine in the current year.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Second quarter ended June 30				Six months ended June 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	1,853	2%		1,817	3,807	10%		3,456
Strip ratio(a)	5.8	(37%	)	9.2	7.3	(4%	)	7.6
Ore milled (000t)	279	13%		246	529	6%		498
Head grade (g/t)	1.8	(25%	)	2.4	1.8	(22%	)	2.3
Recovery (%)	80	-		80	84	8%		78
Gold production (000 oz)	13	(13%	)	15	26	(10%	)	29
Gold sales (000 oz)	13	(35%	)	20	28	(28%	)	39

Gold revenue ($/oz)(b)	1,226	89%		647	1,167	81%		645

Cash cost excluding royalties ($/oz)	829	29%		644	802	29%		621
Royalties ($/oz)	58	9%		53	55	-		55
Cash cost ($/oz)(c)	887	27%		697	857	27%		676

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production was 13% lower during the second quarter of 2010 than in the second quarter of 2009, as a result of lower grades.

Cash cost per ounce of gold was higher in the second quarter of 2010 compared to the second quarter of 2009, primarily as a result of lower gold production, increased energy costs, and higher royalties.

Capital expenditures for the second quarter and first six months of 2010 were $1.0 million and $1.3 million respectively.

Mupane options contracts:

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010, the Company entered into option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. As of June 30, 2010, the options provided protection on 26,400 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 88% of the expected production through 2013. During the second quarter of 2010, option contracts for 12,000 ounces of gold expired without being exercised (15,200 ounces during the first half of 2010).

During 2010, all ounces of gold sold were delivered at spot price. In the second quarter of 2009, 19,979 ounces (39,423 ounces in the first six months of 2009) at $403 per ounce were delivered under the forward contracts. Revenues at Mupane consisted of the following:

	Second quarter ended June 30		Six months ended June 30
(in $ millions)	2010	2009	2010	2009
	$	$	$	$
Gold spot sales	15.9	-	32.6	-
Gold forward sales contracts	-	8.1	-	15.9
Gold forward sales liability amortization	-	4.8	-	9.5
	15.9	12.9	32.6	25.4

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(a)

Summarized Results

	Second quarter ended June 30				Six months ended June 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	2,486	35%		1,845	5,154	26%		4,091
Strip ratio( b )	8.2	148%		3.3	8.0	100%		4.0
Ore milled (000t)	448	8%		413	891	16%		770
Head grade (g/t)	2.1	(25%	)	2.8	2.1	(28%	)	2.9
Recovery (%)	95	3%		92	94	2%		92
Attributable gold production (000 oz)	29	(17%	)	35	59	(17%	)	71
Attributable gold sales (000 oz)	29	(22%	)	37	58	(18%	)	71

Gold revenue ($/oz)(c)	1,188	29%		922	1,148	26%		911

Cash cost excluding royalties ($/oz)	567	55%		366	520	49%		350
Royalties ($/oz)	69	19%		58	67	24%		54
Cash cost ($/oz)(d)	636	50%		424	587	45%		404

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Strip ratio is calculated as waste divided by ore.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production decreased in the second quarter of 2010 compared to the second quarter of 2009 as the gold grade was adversely impacted by a shift in primary mining from the main Sadiola pit in 2009 to satellite pits in 2010. The mine continued its waste stripping effort during the quarter.

Cash cost per ounce of gold rose during the 2010 second quarter compared to the second quarter of 2009 as a result of greater waste stripping, increased royalties from higher realized gold prices and lower production.

Sadiola distributed a $25.0 million dividend (IAMGOLD’s share) during the second quarter of 2010 (2009 - $15.2 million).

The Company’s attributable portion of capital expenditures during the second quarter and year-to-date of 2010 was $2.0 million and $3.9 million, respectively. The majority of the expenditures were for the Sadiola sulphide project which is underway and a construction decision is expected by the fourth quarter of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Mali—Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	Second quarter ended June 30				Six months ended June 30
	2010	% Change		2009	2010	% Change		2009
Total operating material mined (000t)	1,364	109%		652	2,068	30%		1,591
Strip ratio(a)	7.7	450%		1.4	6.1	190%		2.1
Ore crushed (000t)	328	16%		283	632	14%		554
Head grade (g/t)	1.0	(77%	)	4.4	1.4	(61%	)	3.6
Attributable gold stacked (000 oz)	11	(72%	)	39	29	(55%	)	64
Attributable gold production (000 oz)	15	(42%	)	26	42	8%		39
Attributable gold sales (000 oz)	15	(40%	)	25	41	8%		38

Gold revenue ($/oz)(b )	1,185	28%		924	1,138	24%		919

Cash cost excluding royalties ($/oz)	622	122%		280	476	37%		347
Royalties ($/oz)	75	39%		54	68	26%		54
Cash cost ($/oz)(c)	697	109%		334	544	36%		401

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production decreased by 42% in the second quarter of 2010 compared to the second quarter of 2009 as a result of lower gold grade ore stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit which resulted in lower grades and higher waste stripping. As a result, gold stacked decreased in the second quarter of 2010. In comparison, higher grade fresh ore was being mined in the prior year.

Cash costs per ounce were higher during the second quarter of 2010 compared to the second quarter of 2009, primarily as a result of lower gold production from lower grades, higher waste stripping costs, and higher royalty costs from increased realized gold prices.

Attributable capital expenditures for the second quarter and the first six months of 2010 were $1.2 million mainly consisting of capitalized exploration.

Yatela distributed a dividend of $64.8 million during the second quarter of 2010 of which IAMGOLD’s share was $25.9 million (2009 $25.0 million, IAMGOLD’s share $10.0 million).

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Second quarter ended June 30			Six months ended June 30
	2010	% Change	2009	2010	% Change	2009

Total operating material mined (000t)	4,194	(3%)	4,324	8,289	(6%)	8,811
Capitalized waste mined (000t)	2,397	45%	1,650	5,057	29%	3,909
Strip ratio(a )	2.8	(15%)	3.3	2.9	(17%)	3.5

Heap Leach:
Ore crushed (000t)	608	27%	479	1,232	21%	1,016
Head grade (g/t)	0.6	(33%)	0.9	0.6	(33%)	0.9
Attributable gold production (000 oz)	12	9%	11	24	(4%)	25

Mill:
Ore milled (000t)	562	13%	497	1,061	12%	946
Head grade (g/t)	1.5	15%	1.3	1.4	8%	1.3
Attributable gold production (000 oz)	26	30%	20	47	34%	35

Total attributable gold production (000 oz)	38	23%	31	71	18%	60
Total attributable gold sales (000 oz)	38	23%	31	71	18%	60

Gold revenue ($/oz)(b)	1,192	30%	920	1,154	27%	912

Cash cost excluding royalties ($/oz)	562	16%	484	560	14%	492
Royalties ($/oz)	60	114%	28	49	81%	27
Cash cost ($/oz)(c)	622	21%	512	609	17%	519

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in the second quarter of 2010 was higher compared to the second quarter of 2009 as a result of higher throughput and higher grades at the expanded CIL plant which was commissioned in 2009.

Cash costs in the second quarter of 2010 were up compared to the second quarter of 2009 as a result of rising consumable costs, higher energy costs and higher royalties. Royalties were higher due to higher realized gold prices and an increase in the royalty rate from 3% to 5% effective mid-March of 2010.

The Company’s attributable portion of capital expenditures during the second quarter of 2010 was $7.7 million and mainly consisted of capitalized stripping. Attributable capital expenditures for the first half of the year were $15.0 million.

During the second quarter of 2010, the Company received a dividend of $9.5 million from Tarkwa (2009: nil). The Company also received a loan repayment of $15.4 million compared to repayment of $6.6 million during the second quarter of 2009. The attributable portion of cash held at the Tarkwa mine (accounted for as a working interest) totaled $13.9 million as of June 30, 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Second quarter ended June 30			Six months ended June 30
	2010	% Change	2009	2010	% Change	2009

Total operating material mined (000t)	640	(11%)	716	1,263	(22%)	1,625
Strip ratio( a )	2.0	(17%)	2.4	2.3	(23%)	3.0
Ore milled (000t)	250	2%	246	506	2%	498
Head grade (g/t)	1.5	15%	1.3	1.4	8%	1.3
Recovery (%)	93	-	93	92	(1%)	93
Attributable gold production (000 oz)	11	10%	10	21	5%	20
Attributable gold sales (000 oz)	11	10%	10	21	5%	20

Gold revenue ($/oz)(b )	1,194	30%	921	1,158	27%	913

Cash cost excluding royalties ($/oz)	615	6%	581	627	4%	601
Royalties ($/oz)	60	114%	28	48	78%	27
Cash cost ($/oz)(c)	675	11%	609	675	7%	628

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production during the second quarter of 2010 increased from the second quarter of 2009 due to higher grades and higher throughput as a result of commissioning the secondary crusher.

Cash costs were up during the 2010 second quarter compared to the second quarter of 2009 due to rising contractor costs and from increased royalties as a result of higher realized gold prices in addition to an increase in royalty rate from 3% to 5% effective mid-March 2010.

The Company’s attributable portion of capital expenditures was $2.2 million during the second quarter of 2010 and $3.8 million during the first half of 2010.

Damang distributed dividends to IAMGOLD of $5.7 million in the second quarter of 2010. No dividend payments were made in the second quarter of 2009. The attributable portion of cash held at the Damang mine (accounted for as a working interest) totaled $7.2 million as of June 30, 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Second quarter ended June 30			Six months ended June 30
	2010	% Change	2009	2010	% Change	2009

Total operating material mined (000t)	441	1%	438	911	6%	862
Ore milled (000t)	456	1%	453	904	4%	866
Grade (% Nb205 )	0.62	9%	0.57	0.62	3%	0.60
Niobium production (000 kg Nb)	1,066	18%	903	2,237	18%	1,888
Niobium sales (000 kg Nb)	1,058	11%	951	2,150	19%	1,814

Operating margin ($/kg Nb)(a )	19	-	19	19	(10%)	21

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the second quarter of 2010 was 18% higher compared to the second quarter of 2009 primarily as a result of higher grades.

Niobium revenues rose to $38.9 million in the second quarter of 2010 from $35.0 million in the second quarter of 2009 due to increases in sales volumes.

The operating margin per kilogram of niobium remained constant during the second quarter of 2010 compared to the second quarter of 2009 as increased sales volume was offset by a stronger Canadian dollar.

Construction of the mill expansion began in June 2009 with estimated completion during the third quarter of 2010 with estimated expenditures of $24.0 million this year. The mill currently has an average throughput of 210 tonnes per hour, while the mining hoist has an average hoisting capacity of 260 tonnes per hour. The mill expansion will increase mill throughput by 24%. The mill expansion is designed to match throughput to the mining hoisting capacity.

The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and was completed during the second quarter of 2010, representing expenditures of $12.9 million in the first half of 2010.

Capital expenditures during the second quarter of 2010 were $24.4 million and included the mill expansion ($10.2 million), the paste backfill project ($6.2 million), underground development ($2.0 million), and various other projects ($6.0 million). Capital expenditures for the first half of 2010 were $40.7 million.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

DEVELOPMENT PROJECTS

In the second quarter of 2010, the Company’s total development project expenditures were $81.3 million ($166.8 million during the first half of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec. The development projects are summarized as follows:

	Second quarter ended June 30		Six months ended June 30
(in $ millions)	2010	2009	2010	2009
Capitalized development expenditures	$	$	$	$
North America
Canada – Westwood project	25.8	19.8	50.3	33.7
Africa
Burkina Faso – Essakane project	46.6	89.7	103.0	114.4
Mali – Sadiola sulphide project	0.7	-	1.9	-
South America
Ecuador – Quimsacocha project	1.6	1.3	3.1	2.4
Peru – La Arena Project	5.6	(0.1)	7.0	0.3
	80.3	110.7	165.3	150.8
Expensed development expenditures
South America
Ecuador – Quimsacocha project	-	0.3	-	0.4
French Guiana – Camp Caiman project	1.0	0.6	1.5	1.1
	1.0	0.9	1.5	1.5
Total	81.3	111.6	166.8	152.3

Updated Outlook 2010

The planned capitalized and expensed development expenditures for 2010 are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Development projects	213.7	2.3	216.0

The 2010 updated plan includes $205.5 million for construction of development projects, and $10.5 million for feasibility studies and other expenditures.

Burkina Faso – Essakane Project

Mining plan and reserves

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa, occurred on February 25, 2009. The Essakane project is fully permitted and has been under construction since September 2008. The operation is expected to produce more than 500,000 ounces of gold from start-up through to the end of 2011. This significant production output, coupled with life-of-mine average cash costs of $400-$410 per ounce, will help lower IAMGOLD’s average cash cost in the second half of 2010 and beyond.

Processing of material through the mill started on June 25, 2010, six months ahead of the original target of year-end 2010, which demonstrates the Company’s ability to acquire, integrate and develop operations timely and effectively. Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, commercial production is expected to have commenced effectively in the second half of July 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

The total project cost is now estimated at $453.0 million compared to the previous estimate of $443.0 million. The slight increase is mainly due to higher infrastructure and shipping costs. This amount is subject to change based on the final determination of the effective commercial production start date.

Construction

Overall construction of the project was essentially completed at the end of June 2010. The remaining sections completed in July are the tailings thickening plant (TTP), the gravity circuit, gold room and assay lab. Construction of the primary crusher, not required for the initial phase of processing as only soft oxide ore will be fed through the plant for the first few months, should occur in September 2010. Work will remain in conformance with IAMGOLD’s goal of pursuing ZERO Harm. Relocation of more than 12,000 local residents, living in five small villages and one large town, required the construction of about 2,000 buildings. The new communities are thriving, with improved living conditions and infrastructure. The relocation was carried out in conformance with IFC/World Bank guidelines, in collaboration with local and regional authorities and with respect for local culture. A number of important additional sustainable development programs are also underway, such as agriculture and local small business start-ups.

Start of Operations

Processing of material through the mill was initiated on June 25, 2010.

Based on results to date, and through a retrospective technical calculation to be performed in within the third quarter, Essakane commercial production is expected to have commenced effectively in the second half of July. The Company’s policy in determining commercial production requires an evaluation of the operation over a representative period of time.

The final date determination for transition from construction to commercial production will be made by senior management based on both qualitatively and quantitatively evaluated criteria including:

•	Extent of physical project completion/status of major capital expenditures;

•	Sustainability and stability of both mining and processing activities;

•	Level of output compared to planned output based on relevant technical and operating definitions;

•	Completion of a reasonable operations testing period

The mine department has been operating for several months, beginning with the construction of the tailings storage facility and various water impoundment facilities. Since the fourth quarter of 2009, geology, mine planning, mine operations and mine maintenance teams have been concentrating on mining the Phase I pit, including pre-stripping of waste rock and construction of ore stockpiles. A total of 20.5 million tonnes of material were mined during the pre-production period and the operation had 5.2 million tonnes of ore stockpiled at the end of June 2010. Ore stockpile at mill start-up now represent approximately six months of feed through the mill. Mine performance is in line with expectations in terms of productivity, unit mining costs and ore reconciliation.

In preparation for first ore treatment, the mill operating department received intensive training. Permanent crews are being reinforced by technical and operating experts from elsewhere within IAMGOLD during the start-up period, including a significant contingent from the Doyon mill in the Abitibi region of Québec.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Canada — Westwood Project

Mining plan and reserves

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Doyon gold mine in the Abitibi region of Northern Québec. The results of the study provide further confidence to move forward on the Westwood project.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from an underground access located at the Doyon mine.

Construction

Construction at Westwood is on schedule with commercial production planned for early 2013. Project expenditures in the second quarter of 2010 totaled $25.8 million ($50.3 million during the first half of 2010) with significant infrastructure preparation and construction, including:

•	The 2,000-tonne silo, the permanent ventilation system and the installation of two hoists necessary to go below 1,200 metres with the exploration shaft,

•	The shaft sinking began in July 2009 and has now reached over 926 metres,

•	The six-metre diameter ventilation raise boring is now up 329 metres,

•	A total of 2,810 metres of underground development has been achieved to date in 2010.

Main activities included in the 2010 plan are as follows:

•	Raise boring for ventilation will be completed during the fourth quarter,

•	Shaft sinking will reach 1,220 metres by year-end,

•	Development work will include 11,000 metres of lateral and vertical excavation,

•	An additional bulk sample will be collected from the 84-0 level to test mining methods, and

•	Installation of large hoists and completion of surface facilities will be done by the end of October.

Exploration

During the second quarter of 2010, exploration activities included:

•	The exploration ramp was extended by more than 423 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift),

•	The exploration drift on level 84-0 was extended by 277 metres and provided two new drilling bay for the Westwood lens exploration, and

•	A total of 17,476 metres of exploration drilling and valuation drilling were completed in the second quarter of 2010 (40,049 metres during the first half of 2010).

In 2010, 71,500 metres of exploration and resource development drilling are planned.

South America – Ecuador – Quimsacocha

Work in Ecuador during the second quarter of 2010 was focused entirely on Quimsacocha. The project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

In July 2010, The Company was successful in obtaining a water permit that allows the use of reservoir water for exploration and feasibility work. Efforts continue to obtain two additional water permits relating to the use of stream water for drilling and production.

The new mining laws passed in February 2009 confirms the importance of responsible mining to the country and provides for fiscal terms, including a royalty rate of not less than 5% on gold production. Certain other key fiscal terms, such as the application of a windfall tax, remain to be clarified. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters.

Assessment of the project’s financial viability continues as the Company works to obtain the remaining water permits and clarify key fiscal and other applicable dimensions.

South America – Peru – La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.

Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project.

During the option term, Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months, if Rio Alto spends at least $10.0 million over the initial two years of the option term. An additional consideration of $2.5 million for the first extension and up to $5.0 million for the final extension are payable upon extending the option term. In 2009, Rio Alto was appointed manager of La Arena S.A. and the La Arena project.

During the second quarter of 2010, $5.6 million ($7.0 million during the first six months of 2010 or $10.7 million since the appointment of Rio Alto in 2009) was incurred on the project under the earn-in agreement. The amount is equivalent to 18.3% of the outstanding shares of La Arena S.A.

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the provinces of Québec and Ontario in Canada. The Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the second quarter of 2010, IAMGOLD incurred $26.3 million on exploration projects, a significant increase from $13.9 million in the second quarter of 2009. The 2010 second quarter expenditures included:

•

Near-mine exploration and resource development expenditures of $17.2 million, including the initial stages of a full-year 81,000-metre, $12.5 million resource expansion and delineation drilling program at Rosebel in Suriname, a 50,000-metre, $9.6 million drill delineation program at Essakane in Burkina Faso, and nearly 72,000 metres of $9.5 million exploration and resource expansion drilling at the Westwood development project in Québec; and

•	Greenfield exploration of $9.1 million conducted at 15 early-stage projects in 11 countries of South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Exploration expenditures are summarized as follows:

	Second quarter ended June 30			Six months ended June 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
2010	$	$	$	$	$	$
Near-mine exploration and resource development(a )	15.8	1.4	17.2	24.1	3.6	27.7
Greenfield exploration projects	0.1	9.0	9.1	0.1	14.7	14.8
	15.9	10.4	26.3	24.2	18.3	42.5
2009
Near-mine exploration and resource development(a)	3.5	2.1	5.6	5.9	3.5	9.4
Greenfield exploration projects	0.6	7.7	8.3	0.6	12.2	12.8
	4.1	9.8	13.9	6.5	15.7	22.2

(a)

Capitalized and expensed near-mine exploration related to activities within a mine area are included in Mining assets and within the segmented information found in note 13 of the Company’s interim consolidated financial statements.

The Company’s exploration and development expenditures were as follows:

	Second quarter ended June 30		Six months ended June 30
(in $ millions)	2010	2009	2010	2009
Capitalized near-mine exploration and resource development	$	$	$	$
Suriname	3.8	3.5	7.3	5.8
Canada	2.2	-	4.6	0.1
Mali	1.7	-	2.0	-
Burkina Faso	8.1	-	10.2	-
	15.8	3.5	24.1	5.9
Capitalized greenfield exploration
Africa	0.1	0.6	0.1	0.6
Total Capitalized	15.9	4.1	24.2	6.5
Expensed near-mine exploration and resource development
Canada	1.1	0.8	2.0	2.1
Botswana	0.1	-	0.2	-
Mali	0.3	1.1	1.3	1.1
Other	(0.1)	0.2	0.1	0.3
	1.4	2.1	3.6	3.5
Expensed greenfield exploration
South America	4.8	4.1	8.1	6.6
Africa	3.7	3.5	5.9	5.4
Canada	0.5	0.1	0.7	0.2
	9.0	7.7	14.7	12.2
Total Expensed	10.4	9.8	18.3	15.7
Total	26.3	13.9	42.5	22.2

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Outlook – Exploration

The Company will be increasing its exploration spend by $9.1 million in 2010. The greenfields exploration budget has increased by 13% to $39.6 million, and the near-mine exploration and resource development budget has increased by 11% to $47.2 million. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfields funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas near mine supplemental funding was approved for the Rosebel, Mouska and Essakane operations.

2010 Updated outlook:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Brownfield exploration and resource development	44.0	3.2	47.2
Greenfield exploration projects	0.6	39.0	39.6
	44.6	42.2	86.8

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during the second quarter of 2010 at Westwood, in addition to significant mine site exploration programs at Rosebel and Essakane.

South America – Suriname – Rosebel

The 2010 reserve development and delineation program at Rosebel is designed to convert resources into reserves, to extend resources along strike and at depth, and to identify new resources near the known deposits. A minimum 81,000-metre diamond drill program is underway, and directed at six of eight known deposits (Pay Caro, East Pay Caro, Koolhoven, Mayo, Royal Hill and Rosebel). During the second quarter of 2010, more than 27,150 metres of drilling were completed, bringing the year to date total to 50,517 metres or 62% of the planned program. Drilling was focused on the Rosebel (12,495 metres), Pay Caro (8,980 metres) and East Pay Caro (5,674 metres) deposits to confirm the depth extension of gold mineralization from the established resource, and to expand the resources along strike. Several exploration targets situated in the vicinity of the Rosebel deposit have been tested, showing interesting vein density and hydrothermal alteration. The assay results of these targets are still pending.

Africa – Burkina Faso – Essakane

In 2010, 50,000 metres of diamond drilling and reverse circulation in-fill and resource expansion drilling are planned in the immediate vicinity of the Essakane Main Zone (“EMZ”) deposit with the Essakane mine permit, of which 18,060 metres were completed within, along strike and on the projected down dip extension of the EMZ in the second quarter of 2010.

An additional 17,500 metres of drilling are also planned to explore the northern and southern strike extension of the EMZ, of which 15,747 metres were completed on the strike extensions of the EMZ, however, the reverse circulation drilling north of the EMZ and in the vicinity of the Gorouol River was inconclusive due to challenging drill conditions. A follow-up diamond drill program on 100 metres spaced fences was subsequently designed for this area and implemented in June, with the objective of tracing the down plunge extension of the EMZ to the north. The program is currently drilling approximately 800 metres north of the northern boundary of the EMZ resource model.

The resource model will be updated and announced at the close of fourth quarter as part of the Company’s regularly scheduled disclosure of annual reserve and resource statements.

GREENFIELD EXPLORATION EXPENSES

During the second quarter of 2010, the Company’s exploration team had an on-site presence in 11 countries within North and South America and Africa, including exploration work in proximity to the Company’s operating mines.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

South America – Brazil

The Company has commenced an 8,000-ometre diamond drilling program, directed at several early-stage project areas located in the Minas Gerais mining district and in southern Para State. A total of seven diamond drill holes for 1,649 metres were completed on the Minas Gerais properties where higher grade and structurally controlled ore shoots are being targeted within a previously identified low-grade mineralizing system extending over 800 metres along strike beneath historic 17th century surface workings. Assay results received for the first four holes included significant intercepts of 2.6 grams of gold per tonne over 3.48 metres in FVG-20 and 1.73 grams of gold per tonne over 2.15 metres in FVG-21. Four diamond holes for 671 metres were drilled on the southern Para concessions during the quarter. All holes intersected thick intervals of hydrothermal alteration enveloping quartz-pyrite vein stockworks and breccias. Assays are pending.

South America – Guyana

The Guyana exploration program carries out early stage exploration in addition to the review of new opportunities. In the second quarter of 2010, the Company entered into talks with a select group of companies that had expressed interest in the Company’s Eagle Mountain gold project. The Company anticipates divesting control of the project in the second half of 2010.

South America – Suriname

A 5,000-metre diamond drill program commenced in the second quarter of 2010 on the Charmagne project, a gold mineralized zone located about 18 kilometres north of the Rosebel mine infrastructure. This zone was the subject of an encouraging nine-hole, 1,792-metre drill program during the fourth quarter of 2009. An additional 3,384 metres of diamond drilling was completed during the second quarter of 2010. Encouraging results were encountered in numerous holes, which were presented during the Company’s Investor Day conference on June 22, 2010 and are available on the Company’s website. Based on the results encountered to date and the potential to extend the limits of the zone, supplementary exploration spending to expand the drilling program in the second half of 2010 has been approved.

As previously reported, a cluster of gold anomalous zones extending over more than 8,000 metres has been identified at the Kraboe Doin prospect situated about 15 kilometres south of the Rosebel mine complex. The 12-hole diamond drill hole program that had been scheduled to commence in the second quarter of 2010 has been delayed until the second half of 2010 due to an expanded drill program on the Charmagne project. In 2010, the Company plans more than 10,750 metres of diamond drilling on grassroots and near-mine exploration in Suriname; this drilling is in addition to the 81,000-metre diamond drill resource expansion program planned for the Rosebel mine area.

Africa – Essakane

During the 2010 second quarter, exploration work commenced on the 1,283-square-kilometre exploration concession block surrounding the mine permit aircore drilling initiated over areas covered with thin sheets of windblown sands located on Company lands south and west of the mine permit, and 6,913 metres of a planned 20,000-metre aircore drill program were completed during the quarter. The sands cover significant portions of the Company’s concession area, and limit the use of traditional surface geochemical sampling techniques.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Africa – Mali – Kalana Joint Venture

According to an agreement with Avnel Gold Mining Limited (“Avnel”), the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years and making a second payment of $1 million to Avnel by August 2010. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study.

As previously reported, the 2010 Kalana exploration program totals $4.6 million and includes a 20,000-metre drilling component comprised of 8,000 metres of diamond drilling and 12,000 metres of reverse circulation drilling. The diamond drill campaign was completed in the second quarter 2010, with 9,821 metres drilled in forty holes centered over and in close proximity to the active Kalana gold mine. The drilling was designed as a preliminary evaluation of the mine area to examine the potential for a large-scale, bulk mineable resource. Preliminary assay results were presented at the Company’s Investor Day conference in June, and details are available on the Company’s website. However, assays for most holes remain pending.

A 12,500-metre reverse circulation drilling program also commenced in the second quarter 2010, and 6,234 metres was drilled during this period on targets adjacent to the Kalana mine, and the Kalanako prospect located 2.5 kilometres east of the mine site. The Kalanako target is one of two high-priority targets defined to date by regional termite mound geochemical sampling program in conjunction with detailed airborne magnetic-radiometric geophysics. The regional termite mound geochemical survey continued during the second quarter of 2010, and approximately 90% of the 387.4-square-kilometre concession area has now been covered.

In late July, the Company subscribed, at a cost of C$1 million, for shares and warrants in an equity offering of Avnel. The shares subscribed for and the shares issuable upon exercise of the warrants also subscribed for in such offering, in addition to the shares issuable to the Company upon the exercise of warrants previously granted to the Company, assuming such warrants are exercised, represent approximately 4.1% of the outstanding shares of Avnel as of late July. In connection with the Company’s subscription in late July, Avnel has agreed to partially waive certain of its standstill rights so as to permit the Company, without the consent of Avnel, to acquire ordinary shares of Avnel in the market, up to a 15% of the outstanding shares of Avnel.

Africa – Mali – Siribaya Joint Venture

In December 2008, the Company entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn up to a 50% interest in its Siribaya gold project by spending C$10.5 million over four years. In April 2010, IAMGOLD provided formal notification to Merrex that the Company would assume operatorship after the completion of C$5.5 million in work expenditures. Steps were taken to transition operatorship in the second quarter 2010 with the intention to assume full operatorship in the third quarter of 2010. Merrex had previously managed the exploration program under a joint IAMGOLD-Merrex management committee.

The 2010 reverse circulation drilling campaign started in early March, with 9,626 metres completed year-to-date. The 14,500 metres of planned drilling is designed to cover significant segments of the Siribaya 1A and 1B mineralized corridors within the 848-square-kilometre land package. A primary objective of the 2010 exploration program is to increase resource tonnage by targeting strike extensions of the known mineralized zones. Additionally, a mechanized auger program commenced in May on the Bambadinka trend, a significant gold anomalous geochemical trend that is west and sub-parallel to the main Siribaya resource zone. During the second quarter of 2010, 1,608 metres of augering had been completed on this important new zone.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy. The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price, and currency rates.

Liquidity Risk and Capital Resources

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company ended the quarter with a strong balance sheet, having $227.9 million in cash and cash equivalents, and gold bullion evaluated at market value, compared to $300.1 million at the end of 2009.

Operating activities generated funds of $51.4 million during the second quarter of 2010 ($128.9 million during the first half of 2010). In the first quarter of 2010, the Company issued flow-through shares related to the Westwood project as described below under Shareholders’ equity, and in note 7 of the Company’s consolidated interim financial statements.

On March 25, 2010, the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility (refer to note 9 of the interim consolidated financial statements). As at June 30, 2010, no funds are drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit. As at June 30, 2010, $17.2 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The filing of a base shelf prospectus in 2009 with the securities regulators in each province and territory of Canada (except for Québec), and a corresponding registration statement with the SEC in the United States allows the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.

Cash and Cash Equivalents

	June 30 2010	December 31 2009
(in $ millions)	$	$
Cash	101.9	182.6
Cash equivalents: Short-term deposits with initial maturities of less than three months	1.6	8.8
Cash and cash equivalents	103.5	191.4

Gold Bullion

		June 30 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	40.4
End of period spot price for gold	($/oz)	1,244	1,088
End of period market value	(in $ millions)	124.4	108.7

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Working Capital

	June 30 2010	December 31 2009
Working capital (in $ millions)	215.2	264.8
Current working capital ratio	2.3	2.2

The decrease in working capital is mainly due to decrease in cash and cash equivalents and accounts payable and accrued liabilities.

Contractual Obligations

Total contractual obligations as at June 30, 2010 were $60.6 million, a decrease of approximately $12.9 million compared to December 31, 2009 mainly due to lower purchase obligations at Essakane and Sadiola. These obligations will be met through available cash resources and operating cash flows.

Asset Retirement Obligations:

At June 30, 2010, a liability of $106.6 million (December 31, 2009 – $105.1 million), representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet. The Company has letters of credit in the amount of $17.2 million to guarantee certain asset retirement obligations.

The increase in obligations during the first six months of 2010 was mainly related to accretion expenses and foreign exchange adjustments. Disbursements totaling $0.9 million were incurred during the first six months of 2010.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables is considered minimal.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Market risk includes three types of risk:

•	Share, gold and commodity market price risk;

•	Currency risk; and

•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In 2010, the Company has sold and is planning to sell some of its investments in marketable securities and warrants which are subject to market price risk. A gain of $0.6 million during the second quarter of 2010 ($6.5 million during the first half of 2010) (initially included in other comprehensive income) was transferred to the statement of earnings. At the end of June 2010, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as in the first half of 2009. The Company accounted for the related unrealized changes in the quoted share market value as disclosed in note 6 of the Company’s interim consolidated financial statements.

At June 30, 2010, a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted, respectively, in a change in unrealized net of tax gain/loss of

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

$3.0 million that would be included in other comprehensive income and a change of $0.2 million in net earnings.

Derivative instruments

Commodity prices in the gold industry are facing significant volatility and all of the factors that determine them are beyond the Company’s control. The Company is focused on controlling cost at its existing mining operations and deploys hedging strategies to manage its commodity and currency risk.

The Company entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging the Mupane mine’s gold production, a portion of its requirement of Canadian dollars and €uros, and a portion of its expected consumption of diesel and aluminum.

At the end of the period, the Company’s derivatives were as follows:

	June 30 2010		December 31 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Gold option contracts	(7.4)	(7.4)	-	-
Derivatives – Currency contracts	(1.9)	(1.9)	0.1	0.1
Derivatives – Heating oil option and swap contracts	0.3	0.3	2.7	2.7
Derivatives – Aluminum option contracts	-	-	0.2	0.2
	(9.0)	(9.0)	3.0	3.0

Gold market price risk

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010, the Company entered into gold option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. As of June 30, 2010, the options provided protection on 26,400 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 88% of the expected production through 2013.

During the second quarter of 2010, option contracts for 12,000 ounces of gold expired without being exercised (15,200 ounces during the first half of 2010) and ounces of gold sold were delivered at spot price.

Fair value adjustments of $7.4 million were recognized during the quarter and recorded as an unrealized derivative loss.

As at June 30, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,244 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	June 30, 2010 $1,244/oz	Increase of $100/oz at $1,344/oz	Decrease of $100/oz at $1,144/oz
	Fair value	Fair value	Fair Value
(in $ millions)	$	$	$
Gold option contracts	(7.4)	(15.2)	(0.3)

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Currency exchange rate risk

The Company uses foreign exchange contracts to mitigate the risk of variability of the US dollar compared to various currencies.

During the second quarter of 2010, the Company entered into option contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2010. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine. At June 30, 2010, the outstanding contracts to buy C$60.0 million (equivalent of $56.9 million) represented hedging of 48% of the Company’s Canadian dollar requirement for the remainder of 2010.

The Company has €uro requirements due to capital and operating expenditures related to the construction and operation of the Essakane mine site. At June 30, 2010, outstanding contracts to buy €9.0 million (equivalent of $12.6 million) represented hedging of 39% of Essakane’s €uro requirement for the remainder of 2010.

Fair value adjustments of $1.9 million were recognized during the quarter and recorded as an unrealized derivative loss. In addition, in April 2010, one the Company’s subsidiary entered into a foreign exchange forward contract with its financial institution to mitigate the impact of the foreign exchange on the issuance premium to be paid in €uros in May 2010. The forward price agreed to was €1 for $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201 resulting in a realized derivative loss of $2.4 million.

The fair value as at June 30, 2010, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

Fair value	June 30 2010	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
Canadian dollar	(0.5)	(6.6)	5.5
€uro	(1.4)	(2.5)	(0.3)
Total	(1.9)	(9.1)	5.2

Heating oil options contracts and fuel market price risk

The Company uses heating oil option contracts to mitigate the price risk of diesel fuel at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations. In 2009, the Company entered into additional option contracts hedging 8.6 million gallons of 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. During the second quarter of 2010, the Company entered into an additional swap at no cost for 3.4 million gallons. At June 30, 2010, there were outstanding option and swap contracts on 6.7 million gallons of heating oil or 50% of the remaining planned fuel consumption in 2010.

At June 30, 2010, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	June 30 2010	December 31 2009
(in millions $)		$	$
Heating oil options and swap contracts	6,720,000	0.3	2.7

As of June 30, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	June 30 2010	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
Heating oil options and swap contracts	0.3	1.5	(0.7)

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Changes in fair values resulted in a derivative loss (gain) as follows:

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
(in millions $)	$	$	$	$
Unrealized loss (gain) on contracts expiring in 2009	-	(0.3)	-	0.6
Unrealized loss on contracts expiring in 2010	1.1	-	1.5	-
Total included in derivative loss (gain)	1.1	(0.3)	1.5	0.6

Aluminum option contracts and market price risk

The Company uses aluminum option contracts to mitigate the price risk of aluminum at the Niobec operation. These contracts were all expired at the end of June 2010. The change in fair value of $0.1 million during the second quarter of 2010 ($0.1 million during the first six months of 2010) was accounted for as a derivative loss as they did not qualify for hedge accounting.

Shareholders’ Equity

At the end of 2009, the Company announced an annual dividend payment of $0.06 per share (2008 - $0.06 per share) totaling $22.1 million, which was paid on January 12, 2010 ($17.7 million in 2008 was paid on January 12, 2009).

Number	June 30 2010	August 9 2010

Shares issued and outstanding	371,823,883	371,851,149

Share options	5,120,645	5,093,379

2,000,000 warrants exercisable for IAMGOLD shares at C$14.79 each expiring on August 29, 2010	160,000	160,000

The increase in the number of shares issued and outstanding since June 30, 2010 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V., EURO Ressources S.A., and the La Arena project.

RELATED PARTY TRANSACTIONS

In the first six months of 2010 and 2009, there were no material related party transactions

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

2010-OUTLOOK

The Company announces updated guidance for 2010 production, capital expenditures and exploration as follows:

	Updated Outlook 2010	Outlook 2010 (issued January 2010)
Attributable share of gold production (000 oz):
Africa	570 – 585	540 – 570
South America	385 – 395	380 – 400
Canada	25 – 30	20 – 30
Total attributable share of gold production (000 oz)	980 – 1,010	940 – 1,000
Cash cost ($/oz)[1]	$530 – $550	$490 – $510

Projected gold price ($/oz)	$1,100	$1,000

Projected oil price ($/barrel)	$80	$75

Projected foreign exchange rate (C$/US$)	1.05	1.10

Niobium production (millions of kg Nb)	4.5 – 4.7	4.2 – 4.4

Niobium operating margin ($/kg Nb)[1]	$17 – $19	$17 – $19

The increased 2010 gold production guidance primarily reflects the more accurate portrayal of Essakane mine output. The higher 2010 cash cost guidance primarily reflects cost pressures associated with higher royalty rates and higher gold prices as well as lower grade ore being mined and high levels of waste stripping.

The following table provides estimated sensitivities with respect to certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2010.

	Change of	Impact on the annualized 2010 cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per US dollar	$0.10	$2

The Company will be increasing its exploration spend by $9.1 million in 2010. The greenfields exploration budget has increased by 13% to $39.6 million, and the near-mine exploration and resource development budget has increased by 11% to $47.2 million. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfields funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas near mine supplemental funding was approved for the Rosebel, Mouska and Essakane operations.

The Company plans to continue significant investment in mine development and exploration in 2010. The 2010 planned capital expenditures were increased from $373.0 million to $408.0 million.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the US Securities and Exchange Commission (SEC) under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision and with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management, including the CEO and the CFO, evaluated the design of the Company’s internal control over financial reporting as at June 30, 2010. In making this assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

CHANGES IN CANADIAN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING CHANGES

(a)	Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier concurrent adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

(b)	Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of this new standard.

(c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. Changing from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

The following is a summary of the Company’s conversion project:

Phase and Key activities	Completion	Progress
Preliminary impact assessment	September 2008	Completed
¡ Basis for planning future phases
Design and planning	December 2008	Completed
¡ Development of detailed implementation plan
Solution development	Q2 2010	Completed excluding potential changes to standards
¡ Analyses of policy alternatives allowed under IFRS
¡ Specify changes required to existing accounting policies
¡ Develop solutions for information systems
Implementation
¡ Prepare preliminary IFRS accounting policies	Q2 2010	Majority completed
¡ Prepare preliminary IFRS consolidated shell financial statements	Q2 2010	Completed
¡ Finalize IFRS consolidated shell financial statements and IFRS accounting policies	Q4 2010	In progress
¡ Preliminary opening balance sheet reconciliation	Q3 2010	In progress
¡ Implement information system solutions	Q4 2010	In progress
¡ Training to finance staff, other relevant employees, including certain members of senior management, and the Audit Committee	Ongoing	Provided in 2009 Ongoing in 2010
¡ Address the impact of IFRS on certain agreements, such as hedge contracts, loan arrangements, and shareholder and compensation agreements	Q4 2010	Ongoing in 2010
Post-implementation	Q1 2011	To be started in
¡ Compliance review and project assurance activities		Q3 2010
¡ Design and implement new IFRS control environment

The Company has engaged in dialogue with its independent auditors in all phases of the conversion project and will continue to do so.

The following is a discussion of the significant areas impacting the Company on transition, including certain implementation issues specific to the Company.

IFRS 1 – First-Time Adoption of IFRS:

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions that the Company plans to utilize:

•	Business combination election – This election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The Company plans to elect on transition to record certain items of property, plant and equipment and exploration and evaluation assets at fair value.

•	Share-based payments election – This election enables the Company to adopt IFRS 2, Share-based payments, from the date of transition to IFRS except for unvested share-based payments.

•	Decommissioning liabilities – This election enables the Company to apply a ‘short-cut’ approach for the determination of the corresponding asset balance on the date of transition.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

•

Assets and liabilities of subsidiaries, associates and joint ventures currently reporting under IFRS – The Company is planning to include the consolidated financial statements of its subsidiaries based on its adopted IFRS policies, requiring retrospective adjustment where policies differ and IFRS 1 elections are not available.

The remaining optional exemptions are not expected to be significant to the Company’s adoption of IFRS.

IFRS 6 – Exploration and Evaluation:

The Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized when a project is determined to be potentially economically viable.

Under IFRS, the Company plans to adopt a policy whereby all exploration costs are expensed and evaluation costs are capitalized, which are incurred upon determination that a project has probable economic recovery. This would have the effect of moving the date of start of capitalization to a later time for some projects, requiring greater amounts to be expensed through the statement of earnings versus capitalized in a given period.

This is considered a change in accounting policy and this must be applied on a retrospective basis. As a result, upon transition, amounts previously capitalized will be required to be written off and charged to retained earnings to conform to the policy under IFRS. The Company is in the process of calculating the impact on transition resulting from the policy change.

IAS 31 – Interests in Joint Ventures:

Currently, IAS 31 provides companies with the choice to account for joint ventures under the proportionate consolidation method, which is consistent with Canadian GAAP, or the equity accounting method. In addition, an exposure draft is outstanding with the IASB expected to issue a new standard to replace IAS 31 in 2010, which will result in the requirement to account for certain joint ventures under the equity method of accounting. Under the new requirements, the Company’s joint ventures in Sadiola and Yatela will be required to be accounted for under the equity method. However, application of the revised standard is not expected to be effective prior to the Company’s transition to IFRS.

As a result of the required change and to minimized future changes after transition, the Company is considering the adoption of the equity method of accounting for its joint ventures on transition to IFRS.

This change to the equity method of accounting for its joint ventures significantly impacts the presentation of the Company’s assets, liabilities, revenues and expenses for these entities. In addition, the change in accounting requires the Company to make changes to its consolidation system to facilitate the transition. The expected system changes are planned for completion in the third quarter of 2010.

The Company is also currently in the process of determining the impact on transition for any differences in policies under IFRS in relation to its joint ventures.

IAS 21 – Effects of Changes in Foreign Exchange Rates:

The underlying concepts of functional currency and reporting currency are broadly consistent between Canadian GAAP and IFRS. However, IFRS rules differ in the determination of functional currency in that certain factors are given more weight than others.

The Company has determined that the functional currencies of certain entities will change on transition to IFRS. This change is required to be applied on a retrospective basis. As at December 31, 2009, the cumulative translation balance under Canadian GAAP of $47.5 million will be eliminated and adjustments recorded for non-monetary assets and liabilities for differences between the translation of items at the historical rate and the current rate. Any remaining adjustment will be recognized in retained earnings. The Company is currently in the process of calculating the adjustment on transition resulting from the change.

In addition, this change will have information systems impacts for the affected locations. The implementation of dual currency ledgers at specified entities and consolidation system change requirements are expected to be completed in the fourth quarter of 2010.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

IAS 37 – Provisions for Asset Retirement Obligations:

The provision for reclamation and rehabilitation under Canadian GAAP is measured based on fair value which generally represents third party costs. In addition, changes in discount rates are not reflected in the carrying amount of the provision and foreign currency denominated obligations are translated using expected rates.

IFRS requires the provision to be measured based on management’s best estimate, which the Company has generally determined to be also third party costs. However, the calculation of the provision uses current rates for interest and foreign currency.

The change in the calculation of the provision as well as the use of the ‘short-cut’ approach as per the IFRS 1 elections noted above will impact the corresponding asset, recognized within mining assets.

The Company is currently in the process of calculating the impact on transition.

IAS 12 – Income Taxes:

While the overall methodology for recording deferred taxes is consistent between Canadian GAAP and IFRS, there are several key areas of differences that may have a significant impact on the Company’s financial statements. The key areas of differences applicable to the Company are as follows:

•	The measurement of uncertain tax positions;

•	The recognition of temporary differences arising from differences in translation of foreign non-monetary assets between historical and current rates;

•	The recognition of changes in tax bases resulting from intra-company transfers of non-monetary assets;

•	The recognition of temporary differences arising from undistributed earnings of certain non-controlled entities and subsidiaries; and

•	The recognition of deferred tax liabilities on asset acquisitions.

The Company is currently in the process of evaluating these differences and calculating the impact on transition.

The IFRS impact on tax processes and policies is extensive as the impact will not only result from changes to tax accounting standards but may also arise from changes to other standards. In addition, certain changes will be required to consolidation and information systems and are planned for completion in the third quarter of 2010.

The following are significant areas of differences impacting the Company on a go forward basis and where the impact on transition is expected to be minimal or none.

IFRS 3R – Business Combinations:

The differences under IFRS are expected to only have a prospective impact due to the election available and noted in the discussion for IFRS 1 above.

The key areas of difference between IFRS and Canadian GAAP that can have a significant impact on future business combinations relate to the following:

•	The measurement date of shares issued as consideration;

•	The value recognized for non-controlling interests;

•	Contingent consideration;

•	The value of equity shares held prior to obtaining control; and

•	Negative goodwill.

These differences may have a significant impact on earnings on the date of acquisition and subsequent amortization or impairment charges resulting from the purchase price adjustment.

IAS 36 – Impairment of Assets:

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach for both testing for and measurement of impairment. This may result in more write-

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis.

In addition, IFRS requires the reversal of any previous impairment losses where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses.

These differences could lead to earnings volatility in future periods.

The Company has performed impairment calculations under IFRS on a preliminary basis. The results of the preliminary calculations do not indicate that any adjustments will be required upon transition to IFRS.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s Annual MD&A, and the Company’s 2009 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks are described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company), and incorporated by reference into this MD&A.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, unrealized derivative gain or loss on gold Mupane hedging, gain on sale of gold bullion and marketable securities, foreign exchange gain or loss, and executive severance costs. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings	35.7	44.1	94.5	96.6
Impairment charge	-	9.3	-	9.3
Unrealized derivative loss on gold Mupane hedging	7.4	-	7.4	-
Gain on sale of gold bullion	-	-	-	(30.7)
Gain on sales of marketable securities	(0.8)	(0.3)	(7.7)	(0.3)
Foreign exchange gain	(4.1)	(21.6)	(4.8)	(13.4)
Executive severance costs	0.9	-	1.7	1.5
	3.4	(12.6)	(3.4)	(33.6)
Adjusted net earnings	39.1	31.5	91.1	63.0

Weighted average number of common shares outstanding (in millions)
Basic	371.2	365.8	370.3	338.1
Diluted	373.6	367.1	372.6	339.2

Basic net earnings per share	0.10	0.12	0.26	0.29

Diluted net earnings per share	0.10	0.12	0.25	0.28

Basic adjusted net earnings per share	0.11	0.09	0.25	0.19

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Second quarter ended June 30, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola( a)	Yatela	Total	Other( b)	Total( c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	49.1	2.2	11.4	17.0	10.8	90.5	19.0	109.5
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.1)	-	(0.1)	-	(0.3)
Stock movement	1.4	0.1	0.3	0.7	(0.7)	1.8
Accretion expense and other changes in asset retirement obligations	(0.5)	(0.5)	(0.1)	(0.2)	(0.2)	(1.5)
Foreign exchange, interest and other	(1.1)	(1.0)	0.1	1.4	0.2	(0.4)
Cost attributed to non-controlling interests	(2.5)	-	-	-	-	(2.5)
	(2.8)	(1.5)	0.3	1.8	(0.7)	(2.9)
Cash costs – operating mines	46.3	0.7	11.7	18.8	10.1	87.6
Cash costs – working interests(d)						30.7
Total cash costs including working interests						118.3
Attributable gold production – operating mines (000 oz )	82	2	13	29	15	141
Attributable gold production – working interests (000 oz)(d)						49
Total attributable gold production (000 oz)						190
Total cash costs ($/oz)	567	280	887	636	697	623

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d )	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Second quarter ended June 30, 2009

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola( a)	Yatela	Total	Other( b)	Total( c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	40.2	13.9	12.8	16.2	8.6	91.7	16.8	108.5
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.5)	-	-	-	(0.6)
Stock movement	1.0	1.7	(1.6)	(0.6)	0.2	0.7
Accretion expense and other changes in asset retirement obligations	(0.4)	(0.4)	(0.1)	(0.2)	(0.1)	(1.2)
Foreign exchange, interest and other	(0.7)	(0.1)	(0.6)	(0.5)	(0.2)	(2.1)
Cost attributed to non-controlling interests	(2.0)	-	-	-	-	(2.0)
	(2.2)	0.7	(2.3)	(1.3)	(0.1)	(5.2)
Cash costs – operating mines	38.0	14.6	10.5	14.9	8.5	86.5
Cash costs – working interests(d)						22.1
Total cash costs including working interests						108.6
Attributable gold production – operating mines (000 oz )	104	28	15	35	26	208
Attributable gold production – working interests (000 oz)(d)						41
Total attributable gold production (000 oz)						249
Total cash costs ($/oz)	367	523	697	424	334	437

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Six months ended June 30, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(a )	Yatela	Total	Other(b )	Total(c )
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	99.1	9.0	23.5	33.6	21.9	187.1	38.8	225.9
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.2)	-	(0.1)	-	(0.5)
Stock movement	(2.4)	(4.5)	(1.0)	1.0	-	(6.9)
Accretion expense and other changes in asset retirement obligations	(0.9)	(1.1)	(0.2)	(0.4)	(0.4)	(3.0)
Foreign exchange, interest and other	(2.0)	(2.5)	0.1	0.7	1.1	(2.6)
Cost attributed to non-controlling interests	(4.7)	-	-	-	-	(4.7)
	(10.2)	(8.3)	(1.1)	1.2	0.7	(17.7)
Cash costs – operating mines	88.9	0.7	22.4	34.8	22.6	169.4
Cash costs – working interests(d)						57.0
Total cash costs including working interests						226.4
Attributable gold production – operating mines (000 oz)	175	2	26	59	42	304
Attributable gold production – working interests (000 oz)(d)						92
Total attributable gold production (000 oz)						396
Total cash costs ($/oz)	508	280	857	587	544	572

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d )	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

Six months ended June 30, 2009

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(a )	Yatela	Total	Other(b )	Total(c )
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	68.9	32.0	22.8	28.6	16.1	168.4	29.3	197.7
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.9)	-	(0.1)	-	(1.1)
Stock movement	7.6	(1.4)	(2.7)	0.2	0.2	3.9
Accretion expense and other changes in asset retirement obligations	(0.9)	(0.7)	(0.1)	(0.3)	(0.2)	(2.2)
Foreign exchange, interest and other	(1.1)	(0.2)	(0.6)	0.3	(0.4)	(2.0)
Cost attributed to non-controlling interests	(3.7)	-	-	-	-	(3.7)
	1.8	(3.2)	(3.4)	0.1	(0.4)	(5.1)
Cash costs – operating mines	70.7	28.8	19.4	28.7	15.7	163.3
Cash costs – working interests(d)						43.7
Total cash costs including working interests						207.0
Attributable gold production – operating mines (000 oz )	187	55	29	71	39	381
Attributable gold production – working interests (000 oz)(d)						80
Total attributable gold production (000 oz)						461
Total cash costs ($/oz)	379	526	676	404	401	450

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per unaudited consolidated interim statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to evaluate the overall effectiveness and efficiency of the operation.

The following table provides a reconciliation of operating margin per kilogram of niobium sold at the Niobec mine to revenues and mining costs, and attributable non-hedge derivative gain or loss, as per the unaudited consolidated interim statement of earnings.

(unaudited)		2010	2009
(in $ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in the Company’s consolidated interim financial statements	38.9	40.2	52.8	39.7	35.0	31.8
Mining costs per consolidated interim statement of earnings	109.5	116.4	139.2	109.9	108.4	89.3
Mining costs from gold mines as per cash cost reconciliation	(90.5)	(96.6)	(112.3)	(90.0)	(91.7)	(76.7)
Other mining costs	(0.6)	(0.4)	(1.9)	-	-	(0.1)
	18.4	19.4	25.0	19.9	16.7	12.5
Non-hedge derivative gain	-	-	(0.6)	-	-	-
Mining costs from the Niobec mine	18.4	19.4	24.4	19.9	16.7	12.5
Operating margin	20.5	20.8	28.4	19.8	18.3	19.3
Sales volume (000 kg Nb)	1,058	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)	19	19	20	18	19	22

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2010 and 2009.

	2010	2010	2009
	Q2	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	11,797	14,159	15,541	14,133	12,602	11,127
Strip ratio(a)	2.9	3.2	3.5	3.5	3.0	3.2
Ore milled (000t)	3,172	3,131	2,759	3,003	2,883	2,448
Head grade (g/t)	0.9	1.1	1.3	1.3	1.3	1.2
Recovery (%)	89	92	93	92	93	93
Gold production – 100% (000 oz)	86	98	104	111	109	88
Attributable gold production – 95% (000 oz)	82	93	99	106	104	83
Gold sales – 100% (000 oz)	87	102	98	107	104	74

Gold revenue ($/oz)(b)	1,207	1,111	1,097	969	916	912

Cash cost excluding royalties ($/oz)	504	401	369	359	327	353
Royalties ($/oz)	63	55	53	44	40	40
Cash cost ($/oz)(c)	567	456	422	403	367	393

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	17	19	60	99	119	107
Ore milled (000t)	-	-	63	104	115	106
Head grade (g/t)	-	-	10.3	9.5	7.9	8.3
Recovery (%)	-	-	96	96	96	96
Gold production (000 oz)	2	-	24	30	28	27
Gold sales (000 oz)	-	6	23	30	25	36

Gold revenue ($/oz)(b)	-	1,100	1,094	973	928	916

Cash cost excluding royalties ($/oz)	252	-	517	505	514	521
Royalties ($/oz)	28	-	11	12	9	8
Cash cost ($/oz)(c)	280	-	528	517	523	529

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

		2010	2009
	Q2	Q1	Q4	Q3	Q2	Q1

Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,853	1,954	1,956	2,049	1,817	1,639
Strip ratio(a)	5.8	9.5	8.8	7.4	9.2	6.3
Ore milled (000t)	279	250	203	198	246	252
Head grade (g/t)	1.8	1.9	1.8	2.2	2.4	2.2
Recovery (%)	80	87	89	85	80	76
Gold production (000 oz)	13	13	11	11	15	14
Gold sales (000 oz)	13	15	10	11	20	19

Gold revenue ($/oz)(b)	1,226	1,115	1,109	838	647	643

Cash cost excluding royalties ($/oz)	829	775	814	703	644	596
Royalties ($/oz)	58	51	71	41	53	57
Cash cost ($/oz)(c)	887	826	885	744	697	653

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(d)
Total operating material mined (000t)	2,486	2,668	2,587	2,072	1,845	2,246
Strip ratio(a)	8.2	7.9	7.6	13.4	3.3	4.6
Ore milled (000t)	448	443	467	421	413	357
Head grade (g/t)	2.1	2.1	2.1	2.6	2.8	3.0
Recovery (%)	95	94	94	86	92	91
Attributable gold production (000 oz)	29	30	32	32	35	36
Attributable gold sales (000 oz)	29	29	33	31	37	34
Gold revenue ($/oz)(b)	1,188	1,109	1,089	958	922	898
Cash cost excluding royalties ($/oz)	567	473	549	468	366	334
Royalties ($/oz)	69	65	67	57	58	51
Cash cost ($/oz)(c)	636	538	616	525	424	385

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	1,364	704	410	535	652	939
Strip ratio(a)	7.7	4.3	2.1	8.5	1.4	2.9
Ore crushed (000t)	328	304	325	220	283	271
Head grade (g/t)	1.0	1.9	3.0	3.2	4.4	2.8
Attributable gold stacked (000 oz)	11	18	32	23	39	25
Attributable gold production (000 oz)	15	27	28	22	26	13
Attributable gold sales (000 oz)	15	26	29	22	25	13

Gold revenue ($/oz)(b)	1,185	1,110	1,091	958	924	909

Cash cost excluding royalties ($/oz)	622	397	256	194	280	471
Royalties ($/oz)	75	65	67	57	54	55
Cash cost ($/oz)(c)	697	462	323	251	334	526

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola which resulted in a 41% interest in the Sadiola joint venture.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

	2010		2009
	Q2	Q1	Q4	Q3	Q2	Q1

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,194	4,095	3,900	3,983	4,324	4,487
Capitalized waste mined (000t)	2,397	2,660	2,131	1,991	1,650	2,259
Strip ratio(a)	2.8	2.9	3.1	3.0	3.3	3.6

Heap Leach:
Ore crushed (000t)	608	624	520	428	479	537
Head grade (g/t)	0.6	0.6	0.7	0.7	0.9	1.0
Attributable gold production (000 oz)	12	12	9	8	11	14

Mill:
Ore milled (000t)	562	499	511	541	497	449
Head grade (g/t)	1.5	1.3	1.4	1.4	1.3	1.3
Attributable gold production (000 oz)	26	21	23	25	20	15

Total attributable gold production (000 oz)	38	33	32	33	31	29
Total attributable gold sales (000 oz)	38	33	32	33	31	29
Gold revenue ($/oz)(b)	1,192	1,110	1,105	964	920	904

Cash cost excluding royalties ($/oz)	562	556	475	479	484	500
Royalties ($/oz)	60	37	30	32	28	27
Cash cost ($/oz)(c)	622	593	505	511	512	527

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	640	623	630	475	716	909
Strip ratio(a)	2.0	2.6	2.4	2.0	2.4	3.6
Ore milled (000t)	250	256	213	232	246	252
Head grade (g/t)	1.5	1.3	1.3	1.4	1.3	1.3
Recovery (%)	93	92	93	95	93	93
Attributable gold production (000 oz)	11	10	8	10	10	10
Attributable gold sales (000 oz)	11	10	8	10	10	10

Gold revenue ($/oz)(b)	1,194	1,119	1,087	962	921	906

Cash cost excluding royalties ($/oz)	615	640	616	546	581	620
Royalties ($/oz)	60	35	36	26	28	27
Cash cost ($/oz)(c)	675	675	652	572	609	647

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010

	2010		2009
	Q2	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	441	470	474	437	438	424
Ore milled (000t)	456	448	448	441	453	413
Grade (% Nb205 )	0.62	0.61	0.64	0.61	0.57	0.63
Niobium production (000kg Nb)	1,066	1,171	1,236	982	903	985
Niobium sales (000kg Nb)	1,058	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)(a)	19	19	20	18	19	22

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - SECOND QUARTER MD&A – JUNE 30, 2010